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Voltaire Media, Inc
Small Business Bond™

Bond Terms:

Bond Yield: 11.25%
Target Raise Amount: $124,000
Offering End Date: December 7, 2023

Repayment Period: 3 years (36 months)
Minimum Raise Amount: $20,000

Company Details:

Name: Voltaire Media, Inc
Founded: May 13, 2009
Address: 1212 Mariner Way #5
Tiburon, CA 94920

Industry: Motion Picture Theater
Employees: 9
Website: https://www.cineloungefilm.com/

Use of Funds Allocation:

If the maximum raise is met:

$56,500 (45.56%) – of the proceeds will go towards debt consolidation
$51,920 (41.87%) – of the proceeds will go towards working capital/equipment
$10,000 (8.06%) – of the proceeds will go towards marketing
$5,580 (4.50%) – of the proceeds will go towards SMBX's capital raise fee

Social:

Instagram: 6,470 Followers



SMBX



Business Metrics:

	FY21	FY22	YTD 10/30/2023
Total Assets	$823,130	$1,453,693	$1,456,770
Cash & Cash Equivalents	$286,909	$117,744	$55,469
Accounts Receivable	$0	$0	$0
Short-term Debt	$91,214	$136,800	$143,258
Long-term Debt	$703,151	$1,511,070	$1,395,375
Revenue	$949,051	$727,885	$1,487,660
Cost of Goods Sold	$631,604	$413,193	$622,578
Taxes	$0	$0	$0
Net Income	$88,444	-$287,214	$122,235

Recognition:

Voltaire Media, Inc's (DBA Cinelounge) founder Christian Meoli began Cinelounge® in the heart of Hollywood in 2011 with a passion to serving the needs of the independent movie scene. Meoli was inspired to cultivate a boutique cinema environment exclusively presenting indie and foreign films that could otherwise not be seen in the #2 DMA market in the US. Shortly after, Cinelounge was named Best Indie Theater by LA Weekly. In 2016, Meoli built out his first new Cinelounge® in Los Angeles, with a goal towards continuing to evolve his upstart brand and grow his business. With the recognition of The Academy of Motion Picture Arts and Sciences, Cinelounge® became one of the only Academy qualified venues and expanded his reach and revenue streams. Shortly thereafter in 2018, Meoli recognized the opportunity to expand his business into snacks/concessions, by developing original blends of prepackaged gourmet popcorn. Cinelounge® Popcorn currently sells to over 25 independent theaters and gourmet markets nationwide. Meoli has had the honor of having the Popcorn center stage at the prestigious annual Cinemacon, where he has served over 50000 units to the movie industry, where it has been acknowledged as the best. In 2021, Meoli secured a 20 year lease in Tiburon, Ca. on the former Tiburon Playhouse that has become the companies flagship location. For this venue, the company has custom designed the majority of the seating furniture, and built out a vent-less kitchen that offers hot food, as well as beer and wine and infused cocktails.

About:

Voltaire Media, Inc (DBA Cinelounge) is the only first-run 3 screen movie theater and performance venue in Marin serving beer and wine with an elevated menu of locally sourced organic food items. The Cinelounge brand is acclaimed throughout the movie industry for having the best Vegan gourmet popcorn. With stunning Dolby Digital 7.1 Surround with 4K Laser Projection and unparalleled seating. They offer private cinema for parties, gaming, e-sports activities, PS5, Oculus VR, and Karaoke.

For more information, contact our Customer Support Team at support@thesmbx.com

